SEC [redacted] MMISSION

05036965

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH., D.C. SECTION

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

STACEY BRAUN FINANCIAL SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 BROADWAY
(No. And Street)

NEW YORK, NEW YORK 10013-3934
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS H. WEXLER (212) 226-7707
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET NEW YORK NY 10165
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, DOUGLAS H. WEXLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STACEY BRAUN FINANCIAL SERVICES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAUL KILEY
Notary Public, State of New York
No. 01KI6107983
Qualified in Westchester County
Commission Expires April 5, 2008

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

# STACEY BRAUN FINANCIAL SERVICES, INC.

## AUDITED FINANCIAL STATEMENTS

## DECEMBER 31, 2004

STACEY BRAUN FINANCIAL SERVICES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2004

STACEY BRAUN FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2004

# CONTENTS

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

*Certified Public Accountants*

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Stacey Braun Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Stacey Braun Financial Services, Inc. (the "Company") as of December 31, 2004, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stacey Braun Financial Services, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates LLP

New York, New York
February 1, 2005

STACEY BRAUN FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 20,353 |
| Other assets | 2,412 |
| TOTAL ASSETS | $ 22,765 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accrued expenses | $ 4,000 |
| TOTAL LIABILITIES | 4,000 |
| SHAREHOLDER'S EQUITY: | |
| Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding | |
| Additional paid-in capital | 64,631 |
| Retained earnings | (45,866) |
| TOTAL SHAREHOLDER'S EQUITY | 18,765 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 22,765 |

The accompanying notes are an integral part of these financial statements.

STACEY BRAUN FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---|
| REVENUES: | |
| Commission income | $ 12,865 |
| TOTAL REVENUES | 12,865 |
| EXPENSES: | |
| Registration fees | 3,479 |
| Professional fees | 9,019 |
| Management fee | 6,000 |
| Insurance | 600 |
| Other expenses | 586 |
| TOTAL EXPENSES | 19,684 |
| NET LOSS | $ (6,819) |

The accompanying notes are an integral part of these financial statements.

# STACEY BRAUN FINANCIAL SERVICES, INC.
## STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2004

| | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|
| Balance, January 1, 2004 | $ 54,631 | $ (39,047) | $ 15,584 |
| Capital Contributions | 10,000 | - | 10,000 |
| Less: Net Loss | - | (6,819) | (6,819) |
| Balance, December 31, 2004 | $ 64,631 | $ (45,866) | $ 18,765 |

The accompanying notes are an integral part of these financial statements.

STACEY BRAUN FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | | $ (6,819) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Decrease in other assets | $ 252 | |
| Decrease in accrued expenses and other payables | (200) | |
| Total adjustments | | 52 |
| Net Cash used in Operating Activities | | (6,767) |
| Cash Flows Provided By Financing Activities: | | |
| Capital Contribution | | 10,000 |
| Net cash provided by Financing Activities | | 10,000 |
| NET INCREASE IN CASH | | 3,233 |
| Cash at January 1, 2004 | | 17,120 |
| Cash at December 31, 2004 | | $ 20,353 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stacey Braun Financial Services, Inc. (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the National Association of Securities Dealers and the Securities and Exchange Commission. The Company is a non-clearing broker and does not handle any customer funds or securities.

### Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

## NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both, as defined, may not exceed 15 to 1, (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company's net capital and excess net capital were $16,360 and $11,360 respectively.

## NOTE 3 - RELATED PARTY TRANSACTIONS

During 2003, the company amended their expense sharing agreement with Stacey Braun Associates, Inc., (SBAI), a company related by common ownership, for the use of office space, office equipment, supplies, and other operating expenses. The company pays a monthly fee of $500, which represents a reasonable allocation of actual expenses to SBAI. The total fees paid to SBAI for the year ended December 31, 2004 was $6,000.

NOTE 4 - INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and similar provisions in the State of New York. Accordingly, no provision for federal and state corporate income taxes is required. The shareholder of the Company is liable for the taxes on his share of the Company's profit or loss.

# SUPPLEMENTAL INFORMATION

STACEY BRAUN FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

| | |
|---|---|
| Credits: | |
| Total Shareholder's Equity | $ 18,765 |
| TOTAL CREDITS | 18,765 |
| Debits: | |
| Non Allowable Assets | (2,405) |
| Net Capital Before Haircuts | 16,360 |
| Less: Haircuts | - |
| NET CAPITAL | 16,360 |
| Minimum Net Capital Requirement | (5,000) |
| EXCESS NET CAPITAL | $ 11,360 |
| Computation of aggregate indebtedness to net capital: | |
| Aggregate Indebtedness | $ 4,000 |
| Ratio of aggregate indebtedness to net capital | .24 to 1 |

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

# STACEY BRAUN FINANCIAL SERVICES, INC.
## COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
## FOR THE YEAR ENDED DECEMBER 31, 2004

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholder of
Stacey Braun Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Stacey Braun Financial Services, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Stacey Braun Financial Services, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Fulvio & Associates LLP

New York, New York
February 1, 2005